UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO REPORTS PASSENGER

TRAFFIC INCREASE OF 11.3% FOR NOVEMBER 2013

Guadalajara, Jalisco, Mexico – December 5, 2013 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced today preliminary terminal passenger traffic figures for the month of November 2013 compared to traffic figures for November 2012.

During November 2013, total terminal passengers increased 11.3% compared to the previous year. Domestic passenger traffic increased 13.0%, while international passenger traffic increased 7.9% compared to November 2012.

Domestic Terminal Passengers (in thousands):

Airport	Nov-12	Nov-13	% Var	Jan-Nov12	Jan-Nov13	% Var
Guadalajara	429.8	490.5	14.1%	4,540.5	5,018.8	10.5%
Tijuana	298.3	355.2	19.1%	3,351.1	3,784.1	12.9%
Los Cabos	65.3	68.7	5.1%	808.6	832.7	3.0%
Puerto Vallarta	66.9	66.5	-0.7%	728.7	780.9	7.2%
Hermosillo	103.1	108.7	5.5%	1,106.1	1,137.1	2.8%
Guanajuato	48.7	56.5	16.0%	497.5	555.7	11.7%
La Paz	43.5	51.1	17.6%	478.5	526.3	10.0%
Mexicali	40.4	38.4	-5.0%	475.1	447.6	-5.8%
Morelia	18.4	19.0	2.8%	196.5	208.9	6.3%
Aguascalientes	23.4	30.7	31.0%	244.6	290.7	18.9%
Los Mochis	16.3	18.1	11.1%	163.0	174.1	6.8%
Manzanillo	8.9	11.0	23.0%	79.0	104.5	32.2%
Total	1,163.0	1,314.2	13.0%	12,669.1	13,861.3	9.4%

In Mexico	In the U.S.
Miguel Aliaga, Institutional Relations Officer	Maria Barona
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter for IR updates: http://twitter.com/aeropuertosGAP

International Terminal Passengers (in thousands):

Airport	Nov-12	Nov-13	% Var	Jan-Nov 13	Jan-Nov 13	% Var
Guadalajara	182.0	207.6	14.0%	2,215.5	2,332.0	5.3%
Tijuana	1.8	1.9	5.1%	19.9	21.2	6.5%
Los Cabos	193.3	211.1	9.2%	1,929.4	2,254.2	16.8%
Puerto Vallarta	158.9	162.9	2.5%	1,594.7	1,605.3	0.7%
Hermosillo	6.7	7.0	4.8%	70.4	72.0	2.3%
Guanajuato	30.0	30.1	0.6%	363.5	335.1	-7.8%
La Paz	2.5	1.6	-35.2%	24.8	14.2	-42.7%
Mexicali	0.2	0.3	14.9%	3.1	3.1	0.0%
Morelia	13.5	13.6	0.2%	173.2	170.5	-1.6%
Aguascalientes	10.2	10.2	0.4%	121.2	124.2	2.5%
Los Mochis	0.4	0.4	15.2%	4.0	4.5	13.1%
Manzanillo	4.9	5.5	11.8%	69.9	66.1	-5.4%
Total	604.4	652.1	7.9%	6,589.6	7,002.5	6.3%

Total Terminal Passengers (in thousands):

Airport	Nov-12	Nov-13	% Var	Jan-Nov 13	Jan-Nov 13	% Var
Guadalajara	611.8	698.0	14.1%	6,756.0	7,350.8	8.8%
Tijuana	300.1	357.1	19.0%	3,371.0	3,805.4	12.9%
Los Cabos	258.6	279.8	8.2%	2,738.0	3,086.9	12.7%
Puerto Vallarta	225.8	229.3	1.6%	2,323.4	2,386.2	2.7%
Hermosillo	109.8	115.7	5.4%	1,176.5	1,209.1	2.8%
Guanajuato	78.6	86.6	10.1%	861.0	890.7	3.5%
La Paz	46.0	52.7	14.7%	503.3	540.5	7.4%
Mexicali	40.6	38.7	-4.8%	478.1	450.7	-5.7%
Morelia	32.0	32.5	1.7%	369.8	379.4	2.6%
Aguascalientes	33.6	40.9	21.7%	365.7	414.9	13.4%
Los Mochis	16.7	18.6	11.2%	167.0	178.6	7.0%
Manzanillo	13.8	16.5	19.0%	148.9	170.6	14.6%
Total	1,767.4	1,966.3	11.3%	19,258.8	20,863.8	8.3%

During the month of November, the following routes were opened: Guadalajara to Mazatlán, Tijuana to San Luis Potosí and Tijuana to Ciudad Obregón by Volaris; as well as the opening of the route Guadalajara to Las Vegas by Aeroméxico.

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RAUL REVUELTA Raul Revuelta Chief Financial Officer

Date: December 5, 2013